SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 21, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Notice of the 32nd Annual General Meeting

of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

February 21, 2014

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 21, 2014 as described below.

At the Annual General Meeting, four items will be reported, including the Business Report for the 32nd fiscal year and four items will be submitted, including the financial statements, to shareholders for approval.

Shareholders holding KT’s common shares as of December 31, 2013 will be entitled to vote at the 32nd Annual General Meeting of Shareholders.

I look forward to your participation.

Chang-Gyu Hwang

Chief Executive Officer

•	Date and Time: Friday, March 21, 2014 10:00 a.m. (local time)

•	Place:	Lecture Hall (2F) of KT Corporation’s R&D Center located at
151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2013

Matters to be Reported

Business Report for the 32nd Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 32nd annual report is as follows.

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On KT Separate basis, the revenue was recorded as KRW 17,937 billion in 2013, representing a decrease of 4.9% year-on-year, mainly due to a decrease in fixed-line service revenue and less merchandise sales volume. The operating profit was recorded as KRW 310 billion, representing a decrease of 70.8% year-on-year, as expenses increased in selling expense and cost of services while revenue declined. With less real estate and copper asset disposals compared to the previous year, KT recorded net loss of KRW 392 billion. In addition to fewer disposals, there were also one-off items such as fines by the KCC1 and impairment losses on our asset write offs.

In 2013, the Korean telecommunication industry experienced a fierce competition in wireless business to acquire more LTE2 subscribers. As LTE subscribers are expected to bring in higher wireless service revenue and tend to stay for longer period of time, KT will continue to expand its LTE market share to further grow wireless revenue. As for the fixed line service, KT plans to strengthen its position by offering strong bundle products with broadband, IPTV and other services. In addition to strengthening KT’s core business area of telecommunication, KT will continue to substantiate more synergies with subsidiaries to improve our overall profitability.

Subscribers of Major Services	(unit: 1,000)

	Mobile	Broadband	IPTV	PSTN	VoIP	WiBro
Dec 2013	16,454	8,067	4,968	14,513	3,505	846
Dec 2012	16,502	8,037	4,030	15,318	3,348	934

1	Korea Communications Commission
2	Long-term Evolution

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment is reported as follows.

* Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

¨ Key Points of Executives Compensation Program

KT’s Executive Compensation program is designed to reward both managements’ short-term and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages management not only to achieve short-term performance but also to strive for company’s long-term value enhancement. KT operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Outside Directors in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

¨ Executives Compensation Components

The remuneration for executive officers consists of annual salary, short-term performance-based incentives, long-term performance-based incentives, severance payment and allowance.

The annual salary, which is comprised of base salary and payment for responsibility of office, shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

The amount short-term performance-based incentives - offered in cash - are in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~250% of base salary

•	Inside directors’ incentives (excluding CEO): 0~140% of base salary

The amounts of long-term performance-based incentives - offered in the form of stock grant, with a lock-up period of three years - are in accordance with TSR (Total Shareholder’s Return). Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~340% of base salary

•	Inside directors’ incentives (excluding CEO): 0~119% of base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO = (average monthly salary) x (number of years in service) x (5)

•	Inside directors (excluding CEO) = (average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

As for the allowance, unfixed amount of cash are paid to Executive Officers depending on their activities to execute their duties.

¨ Performance Criteria Elements

KT’s performance appraisal process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company’s operational & financial goals and the ultimate goal of shareholders’ value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative and qualitative goals. These quantitative and qualitative goals are designed for balanced achievement of short-term improvement of company’s profitability and long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving operational and strategic goals. Weighted Key Performance Index (KPI) is provided to set and assess the annual performance appraisal. The following table summarizes the KPI for CEO’s short-term performance appraisal in 2013.

	Annual KPI	Weight
Quantitative KPI (65)	KT Group Revenue	20
	Revenue of strategic businesses	10
	KT Group Operating Profit	20
	KT Group EBITDA[3]	15
Qualitative KPI (35)	Sustain Growth Momentum • Strengthen Broadband based business • Accelerate growth in non-telco business • Secure competitiveness in LTE[4] market	15
	Elevate profitability • Reduce VOC[5] • Establish base for cost control	10
	Enhance Corporate Value • Intensify responsibility management of KT Group • Create social values	10

Total		100

*	No incentive payment if scored below 70

[3]	EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization): Operating profit + D&A
[4]	Long-Term Evolution
[5]	Voice of Customers

The Evaluation and Compensation Committee is reviewing company’s performance in 2013, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 21, 2014.

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution to enhance long-term financial and operational progress. Long-term performance based incentives is offered in accordance with TSR (Total Shareholder Return), which is calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

No long-term incentive will be offered if TSR scored below 85.

¨ Compensation for Outside Directors

Until February 2010, KT had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowance for any expenses occurred in the execution of their duties. However, the BOD introduced a new compensation program for outside directors from March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where stock grant requires one year of lock-up period. The total remuneration for outside directors for 2013 was recorded at KRW 639 million. The stock grant will be offered in 2014.

¨ Summary of Management Performance Results and Total Compensation for Directors

1) Summary of Total Compensation for Directors

(KRW billions)

Year		Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
		Total	Average	Total	Average
2011		3.7	1.6	0.6	0.08	4.3
2012		3.7	1.2	0.5	0.07	4.2
2013	(E)	2.4	0.8	0.6	0.09	3.0

*	Mr. Suk-Chae Lee (Inside Director) resigned on November 12th 2013 and Mr. Il Yung Kim (Inside Director) resigned on January 27th 2014. Mr. Jong Hwan Song (Outside Director) resigned on June 13th 2013.

2) Comparison between Total Compensation and Limit on Remuneration of Directors approved at Annual General Shareholders’ Meeting

(KRW billions)

Year		Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2011		4.3	6.5	66%
2012		4.2	6.5	65%
2013	(E)	3.0	6.5	47%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives and provision for severance payment and allowance.

The limit on remuneration of Directors for the year 2014 was proposed at the BOD meeting (including Inside Directors) on February 20, 2014. Information regarding the Limit on Remuneration of Directors for the year 2014 is described on Agenda Item No. 4.

¨ Share Ownership of Directors

One of KT’s Inside Directors currently owns KT shares. Inside Directors can purchase KT shares from the market individually. In addition, Inside Directors are also rewarded with stock grants according to their management performance of the year 2013 with a lock-up period of 3 years.

The following table shows Inside Directors’ KT share ownership as of February 21, 2014.

Name	Title	Number of Shares	Method of Purchase
Hyun Myung Pyo	Executive Director	1,720	Purchase from the market
		8,428	Stock grant
		Total : 10,148

Outside Directors were also rewarded with stock grant with a lock-up period of 1 year. Outside Directors’ current ownership of KT shares are as follows:

Name		Number of Shares	Method of Purchase
E. Han Kim		984	Stock Grant
Choon Ho Lee		979	Stock Grant
Hyun Nak Lee		709	Stock Grant
Byong Won Bahk		709	Stock Grant
Keuk-Je Sung		396	Stock Grant
Sang Kyun Cha	Total (2,796)	2,400	Purchase from the market
		396	Stock Grant

Matters Requiring Resolution

General Information for Voting

— Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2013. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 243,803,648 shares.

— Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 2, 3, and 4 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.

— Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee(Agenda Item No. 3). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,314,109 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 1

Approval of Financial Statements for the 32nd Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 32nd fiscal year, is requested.

The following financial statements are KT Separate statements prepared in accordance with K-IFRS

STATEMENT OF FINANCIAL POSITION (KT Separate)

As of December 31, 2013 and 2012

(Unit: 100 million KRW)

Description	2013	2012
	Amount	Amount
Current Assets	47,118	60,895
Cash and cash equivalents	10,239	11,730
Account receivables and other receivables	30,075	39,511
Inventories and other assets	6,804	9,654
Non-current Assets	209,821	204,193
Account receivables and other receivables	6,748	9,261
Tangible and intangible assets	158,002	151,314
Other non-current assets	45,071	43,617

Total Assets	256,939	265,088

Current Liabilities	70,410	73,381
Account payables and other payables	50,154	49,658
Short-term borrowings	15,828	17,810
Other current liabilities	4,428	5,913
Non-current Liabilities	76,088	72,995
Account payables and other payables	10,489	6,758
Long-term borrowings	57,031	57,852
Other non-current liabilities	8,568	8,385

Total Liabilities	146,498	146,376

Total Stockholders’ Equity	110,441	118,712

INCOME STATEMENT (KT Separate)

For the Years Ended December 31, 2013 and 2012

(Unit: 100 million KRW)

Description	2013	2012
	Amount	Amount
Operating Revenue	179,371	188,632

Operating Expenses	176,271	178,025

Operating Profit	3,100	10,608

Non-operating income	3,321	6,476
Non-operating expense	8,247	2,837
Financial income	2,341	4,686
Financial expense	5,762	7,436

Income before Tax	-5,247	11,497

Income tax expense	-1,324	4,408

Net Income for the Year	-3,923	7,088

COMPREHENSIVE INCOME STATEMENT (KT Separate)

For the Years Ended December 31, 2013 and 2012

(Unit: 100 million KRW)

Description	2013	2012
	Amount	Amount
Profit (loss) for the year	-3,923	7,088

Other comprehensive income
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	598	-1,272
Items reclassifiable subsequently to profit or loss:
Changes in value of AFS financial assets	22	-3
Net reclassification adjustment for realized losses(gains) of AFS	20	-2
Net valuation losses on cashflow hedges	-726	-1,284
Net reclassification adjustment for cashflow hedges	676	1,549

Total other comprehensive income (loss)	590	-1,012

Total comprehensive income(loss) for the year	-3,333	6,077

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS (KT Separate)

For the Years Ended December 31, 2013 and 2012

(Unit: 100 million KRW)

Description	2013	2012
	Amount	Amount
1. Retained Earnings before Appropriations	35,836	44,104

Unappropriated retained earnings	39,161	38,288
Actuarial Gain and Loss	598	-1,377
Net income for the year	-3,923	7,194

2. Transfer from Voluntary Reserves	867	0

Reserve for R&D Human Reserves	867	0

3. Appropriation of Retained Earnings	-1,973	-4,942

Loss on disposition of Treasury Stock	-22	-68
Dividends	-1,951	-4,874
(Current year DPS: KRW 800;
Previous year DPS: KRW 2,000)

4. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year(1+2-3)	34,730	39,161

STATEMENT OF CASH FLOW (KT Separate)

For the Years Ended December 31, 2013 and 2012

(Unit: 100 million KRW)

	2013	2012
Cash flows from Operating Activities	39,540	51,887

Cash flows from Investing Activities	-32,513	-35,904

Disposal of available-for-sale financial assets	110	28
Disposal of investments in jointly controlled entities and associates	271	30
Disposal of property, plant & equipment	857	6,080
Disposal of intangible assets	151	53
Acquisition of available for sale financial assets	-85	-287
Acquisition of investments in jointly controlled entities and associates	-836	-3,418
Acquisition of property, plant & equipment	-28,555	-32,968
Acquisition of intangible assets	-4,825	-5,021
Cash flows from other investing activities	400	-401

Cash flows from Financing Activities	-8,518	-12,154

Proceeds from borrowings and bonds	33,368	15,946
Repayment of borrowings and bonds	-35,159	-22,814
Dividend paid to shareholders	-4,874	-4,866
Cash flows from other financing activities	-1,852	-420

Effect of FX rate change on cash and cash equivalents	-1	0

Net Increase in Cash	-1,490	3,829

Beginning of the period	11,730	7,901

End of the period	10,239	11,730

STATEMENT OF CHANGE IN EQUITY (KT Separate)

For the Year Ended December 31, 2013 and 2012

(Unit: 100 million KRW)

	Capital Stock	Share Premium	Retained Earnings	AOC[3] Income (loss)	OCE[4]	Total
2012.1.1	15,645	14,403	100,090	-287	-12,511	117,339
Comprehensive income
Profit for the period	—	—	7,088	—	—	7,088
Changes in value of AFS [1] financial assets	—	—	—	-5	—	-5
Actuarial gain and loss	—	—	-1,272	—	—	-1,272
Changes on cash flow hedge	—	—	—	265	—	265
Transactions with equity holders
Dividends	—	—	-4,866	—	—	-4,866
Appropriations of loss on disposal of TS 2	—	—	—	—	134	134
Others	—	—	—	—	29	29
2012.12.31	15,645	14,403	101,040	-27	-12,349	118,712

2013.1.1	15,645	14,403	101,040	-27	-12,349	118,712
Comprehensive income
Profit for the period	—	—	-3,923	—	—	-3,923
Changes in value of AFS financial assets	—	—	—	42	—	42
Actuarial gain and loss	—	—	598	—	—	598
Changes in value of hedging assets	—	—	—	-50	—	-50
Transactions with equity holders
Dividends	—	—	-4,874	—	—	-4,874
Disposal of treasury stock	—	—	-68	—	68	—
Others	—	—	—	—	-64	-64
2013.12.31	15,645	14,403	92,772	-34	-12,345	110,441

1: Available for sale / 2: Treasury Stock / 3: Accumulated Other Comprehensive income(loss) / 4: Other Components of equity

Notes to KT Stand Alone Financial Statements

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea. On December 23, 1998, the Company’s shares were listed on the Korea Exchange. On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2013, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.1.1	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company newly applied the following amended and enacted standards for the annual period beginning on January 1, 2013:

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

The amendment requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently. The Company applies the amendment retroactively and there is no impact of the application of this amendment on its total comprehensive income or loss.

•	Amendment to Korean IFRS 1019, Employee Benefits

The amendment requires entities to immediately recognize all actuarial gains and losses incurred in other comprehensive income or loss. All past service costs incurred are immediately recognized in accordance with the change of the plan, and the previous separate calculation of the interest cost and the expected returns on plan assets has been revised to calculate net interest expense (income) by applying the discount rate used in the defined benefit obligation measurement in the net defined benefit liabilities (assets). The Company applies the amendment retroactively and the comparative separate statement of income and separate statement of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

As a result of the retrospective application of changes in these accounting policies, operating expense for the years ended December 31, 2013 and 2012, increased by \16,029 million and \13,896 million, respectively. Consequently, earnings per share for the years ended December 31, 2013 and 2012, decreased by \ 50 and \ 43, respectively. In addition, other comprehensive income for the years ended December 31, 2013 and 2012, increased by \12,150 million and \10,533 million, respectively.

•	Korean IFRS 1027, Separate Financial Statements

Korean IFRS 1027, Separate Financial Statements, contains accounting treatments and requirements for investments in subsidiaries, associates and joint ventures relating only to separate financial statements of the Controlling Company.

•	Korean IFRS 1113, Fair Value Measurement

Korean IFRS 1113, Fair Value Measurement, provides a precise definition of fair value, and a single source of fair value measurement and disclosure requirements for use across K-IFRS. The Company has applied this standard prospectively according to the transitional provisions of K-IFRS 1113 and there is no material impact of the application of this standard on the separate financial statements.

(2)	New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2013, and not early adopted by the Company are as follows:

•	Amendment to Korean IFRS 1032, Financial Instruments: Presentation

Amendment to Korean IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Company is assessing the impact of application of this amendment on its separate financial statements.

•	Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Company is assessing the impact of application of this amendment on its separate financial statements.

•	Enactment of IFRIC interpretations 2121, Levies

IFRIC interpretations 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Company expects that the application of this interpretation would not have a material impact on its separate financial statements.

2.2	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are separate financial statements based on Korean IFRS 1027, Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.3	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in ‘Korean won’, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

2.4	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.5	Trade Receivables

Trade receivables are amounts due from customers for inventories sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets where, otherwise, they are presented as non-current assets.

Trade receivables are recognized initially at fair value, less allowance for doubtful accounts. Non-current trade receivables are measured at amortized cost using the effective interest method.

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives. Financial assets designated as financial assets at fair value through profit or loss are foreign currency convertible bonds.

Regular purchases and sales of financial assets are recognized on the trade date. At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The objective evidence that a financial asset is impaired includes significant financial difficulty of the issuer or obligor; a delinquency in interest or principal payments over three months; or the disappearance of an active market for that financial asset because of financial difficulties. A decline in the fair value of an available-for-sale equity instrument by more than 30% from its cost or a prolonged decline below its cost for more than six months is also objective evidence of impairment.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income(expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income(expenses)’.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment is stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings		5 – 40 years
Structures		5 – 40 years
Telecommunications	equipment	3 – 40 years
Others	Vehicles	4 years
	Tools	4 years
	Office equipment	4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives.

2.12	Intangible Assets

(1)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost. These assets have definite useful lives and carried at historical cost less accumulated amortization and accumulated impairment loss except for facility usage rights. Intangible assets with definite useful life are amortized using the straight-line method over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) are regarded as intangible assets with indefinite useful life and not amortized because there is no foreseeable limit to the period over which the assets are expected to be utilized.

The estimated useful lives used for amortizing intangible assets are as follows:

Estimated Useful Lives
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 10 years
Frequency usage rights	5.75 – 15 years
Others [1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) are classified as intangible assets with indefinite useful life.

(3)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs, previously recognized as an expense, are not recognized as an asset in a subsequent period. Capitalized development costs which are stated as intangible assets are amortized using the straight-line method when the assets are available for use and are subsequently tested for impairment.

2.13	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.14	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.15	Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within 12 months or less. If not, they are presented as non-current liabilities. Trade payables are initially recognized at fair value and subsequently carried at amortized cost by using effective interest rate method.

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.19	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method. The Company classifies the liability as current when it does not have an unconditional right to defer its settlement for at least 12 months after the reporting date.

2.20	Employee Benefits

(1)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based Payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.23	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

2.24	Capital Stock

Common stocks are classified as equity.

Where the Company purchases its own equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders until the stocks are cancelled or reissued. Where such stocks are subsequently reissued, any consideration received is included in equity attributable to the Company’s equity holders.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(5)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(6)	Customer loyalty programme

The Company operates a customer loyalty programme in which customers are granted rewards points. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company adopts consolidated tax system and calculates income tax expenses according to each group company’s consolidate tax system and tax payables between the group companies based on a systematic and reasonable method.

2.27	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.28	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2013 financial statements of the Company was approved by the Board of Directors on January 27, 2014, which is subject to change with approval at the annual shareholder’s meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations(Note 12).

3.2	Income Taxes

Current and deferred income tax are determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

3.3	Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate is changed, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, condominium memberships, and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

Disclaimer:

Please be informed that the above notes to KT separate financial statements may differ in quantity and contents with the Annual General Shareholders’ Meeting Notice disclosed in Korean language, which is prepared according to the Korean Commercial Code, from other disclosures under different jurisdictions.

The following financial statements are KT consolidated statements prepared in accordance with K-IFRS

STATEMENT OF FINANCIAL POSITION (Consolidated)

As of December 31, 2013 and 2012

(Unit: 100 million KRW)

Description	2013	2012
	Amount	Amount
Current Assets	99,664	105,174
Cash and cash equivalents	20,709	20,576
Account receivables and other receivables	52,907	59,075
Inventories and other assets	26,048	25,523
Non-current Assets	248,781	240,405
Account receivables and other receivables	8,135	10,730
Tangible and intangible assets	202,144	190,200
Other non-current assets	38,503	39,475
Total Assets	348,445	345,579

Current Liabilities	111,857	112,668
Account payables and other payables	74,169	72,213
Short-term borrowings	30,157	31,970
Other current liabilities	7,532	8,484
Non-current Liabilities	107,939	100,732
Account payables and other payables	10,589	7,014
Long-term borrowings	84,626	82,391
Other non-current liabilities	12,724	11,327
Total Liabilities	219,796	213,399

Total Stockholders’ Equity	128,649	132,180

INCOME STATEMENT (Consolidated)

For the Years Ended December 31, 2013 and 2012

(Unit: 100 million KRW)

Description	2013	2012
	Amount	Amount
Operating Revenue	238,106	238,564

Operating Expenses	229,713	226,471

Operating Profit	8,393	12,092

Non-operating income	3,292	7,874
Non-operating expense	-8,228	-3,165
Financial income	2,793	4,987
Financial expense	-6,370	-7,820
Income from jointly controlled entities and associates	66	181

Profit from continuing operations before income tax	-53	14,148

Income tax expense	550	2,779

Profit for the year from the continuing operations	-603	11,370
Profit from discontinued operations	0	-315

Profit for the year	-603	11,054

COMPREHENSIVE INCOME STATEMENT (Consolidated)

For the Years Ended December 31, 2013 and 2012

(Unit: 100 million KRW)

	2013	2012
Profit for the year	-603	11,054

Other comprehensive income
Items not reclassifiable subsequently to P/L:
Remeasurements of the net defined benefit liability	566	-1,305
Shares of remeasurement loss from jointly controlled entities	-5	-11
Items reclassifiable subsequently to profit or loss:
Changes in value of AFS financial assets	563	191
Net gains on cashflow hedges	-47	256
Shares of OCI from jointly controlled entities	29	-87
Currency translation differences	-21	-66
Other comprehensive income after income tax	1,086	-1,023

Total comprehensive income for the year	484	10,031

Comprehensive income for the year attributable to:
Equity holders of the Parent Company	-820	9,375
Non-controlling interest	1,304	656

STATEMENT OF CASH FLOW (Consolidated)

For the Year Ended December 31, 2013

(Unit: 100 million KRW)

	2013	2012
Cash flows from Operating Activities	41,140	57,255

Cash flows from Investing Activities	-37,806	-38,512

Disposal of available-for-sale financial assets	788	1,131
Disposal of investments in jointly controlled entities and associates	225	218
Disposal of property, plant & equipment & real estate assets	1,005	6,188
Disposal of intangible assets	183	71
Acquisition of available for sale financial assets	-1,271	-866
Acquisition of investments in jointly controlled entities and associates	-163	-595
Acquisition of property, plant & equipment	-30,882	-37,603
Acquisition of intangible assets	-5,500	-5,269
Cash outflow from changes in scope of consolidation	16	-316
Cash flows from other investing activities	-2,208	-1,471

Cash flows from Financing Activities	-3,167	-12,778

Proceeds from borrowings and bonds	61,930	42,590
Repayment of borrowings and bonds	-59,547	-45,906
Dividend paid to shareholders	-5,112	-4,981
Disposal of treasury stock	344	72
Cash outflow from consolidated capital transaction	-41	-3,154
Cash outflow from other financing activities	-740	-1,400

Effect of FX rate change on cash and cash equivalents	-34	-10

Net Increase in Cash	133	5,955

Beginning of the period	20,576	14,621

End of the period	20,709	20,576

STATEMENT OF CHANGE IN EQUITY (Consolidated)

For the Year Ended December 31, 2013

(Unit: 100 million KRW)

	Capital Stock	Share Premium	Retained Earnings	AOC[4] Inc.(loss)	OCE[5]	Subtotal	Non-con share	Total
2012.1.1	15,645	14,403	102,196	-229	-14,973	117,042	8,835	125,878
Comprehensive income
Profit for the period	—	—	10,461	—	—	10,461	593	11,054
Changes in value of AFS [1] financial assets	—	—	—	120	—	120	71	191
Actuarial gain and loss	—	—	-1,316	—	—	-1,316	12	-1,305
Changes on cash flow hedge	—	—	—	256	—	256	-1	256
Shares of OCI [1] of jointly controlled entities	—	—	—	-84	—	-84	-3	-87
Shares of actuarial gain of jointly controlled entities	—	—	-11	—	—	-11	0	-11
Currency translation differences	—	—	—	-50	—	-50	-16	-66
Transactions with equity holders
Dividends	—	—	-4,866	—	—	-4,866	-115	-4,981
Appropriations of loss on disposal of TS 3	—	—	—	—	134	134	—	134
Changes in scope of consolidation	—	—	—	—	—	—	1,338	1,338
Changes in ownership interest in subsidiaries	—	—	—	—	1,413	1,413	-1,634	-221
Others	—	—	—	—	-7	-7	8	1
2012.12.31	15,645	14,403	106,464	13	-13,433	123,092	9,088	132,180
2013.1.1	15,645	14,403	106,464	13	-13,433	123,092	9,088	132,180
Comprehensive income
Profit for the period	—	—	-1,624	—	—	-1,624	1,022	-603
Changes in value of AFS [1] financial assets	—	—	—	321	—	321	242	563
Actuarial gain and loss	—	—	576		—	576	-11	566
Changes on cash flow hedge	—	—	—	-47	—	-47	0	-47
Shares of OCI of jointly controlled entities	—	—	—	26	—	26	3	29
Shares of actuarial gain of jointly controlled entities	—	—	-5		—	-5	0	-5
Currency translation differences	—	—		-67	—	-67	47	-21
Transactions with equity holders
Dividends	—	—	-4,874	—	—	-4,874	-238	-5,113
Appropriations of loss on disposal of TS 3	—	—	-68	—	68	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	95	95
Changes in ownership interest in subsidiaries	—	—	—	—	142	142	860	1,001
Others	—	—	—	—	14	14	-11	3
2013.12.31	15,645	14,403	100,469	245	-13,209	117,552	11,097	128,649

1: Available for sale / 2: Other Comprehensive Income / 3: Treasury Stock / 4: Accumulated Other Comprehensive income(loss) / 5: Other Components of equity

Notes to KT Consolidated Financial Statements

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110, Consolidated Financial Statements, and its 68 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters office is located in 90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2013, are as follows:

(in millions of Korean won)	Type of Business	Location	Controlling percentage ownership[1] (%)
Subsidiary
KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.8
KT E&S (formerly KT Networks Corporation)	Wire/wireless network construction and network infrastructure management	Domestic	100.0
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	93.8
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Domestic	36.9
KT Telecop Co., Ltd.	Security service	Domestic	86.8
KT Hitel Co., Ltd.	Data communication	Domestic	63.7
KT Commerce Inc.	B2C, B2B service	Domestic	100.0
KT Capital Co., Ltd.	Financing service	Domestic	100.0
KT New Business Fund No.1	Investment fund	Domestic	100.0
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5
KTC Media Contents Fund 2	New technology investment fund	Domestic	85.7
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0
BC Card Co., Ltd.	Credit card business	Domestic	69.5
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9
H&C Network	Call centre for financial sectors	Domestic	100.0
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.0
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0
InitechSmartro Holdings Co., Ltd.	Holding company of Smartro Co., Ltd	Domestic	100.0
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.1
Sidus FNH Corporation	Movie production	Domestic	72.4
Nasmedia, Inc. [3]	Online advertisement	Domestic	45.4
Sofnics, Inc.	Software development and sales	Domestic	80.6
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0
KT Music Corporation	Online music production and distribution	Domestic	57.8
KT Skylife Co., Ltd.	Satellite broadcasting business	Domestic	50.1
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6
KT Estate Inc.	Residential building development and supply	Domestic	100.0
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0
NEXR Co., Ltd.	Cloud system implementation	Domestic	99.8
KTSB Data service	Data centre development and related service	Domestic	51.0

KT Cloudware Corporation	Development of cloud computing operation	Domestic	86.2
CENTIOS Co., Ltd.	U-City solution business	Domestic	82.8
Centios Philippines, Inc.	Smart space business	Philippines	100.0
Enswers Inc. [3]	Video-clip searching service	Domestic	45.2
Soompi USA, LLC	Operation service for “soompi.com”	U.S.A.	100.0
KT OIC Korea Co., Ltd.	Development and distribution of education contents and software	Domestic	79.2
Ustream Inc.	Live video-streaming service business	Domestic	51.0
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4
KT Innoedu Co., Ltd. [3]	E-learning business	Domestic	48.4
KT Rental	Car rental and general rental business	Domestic	58.0
KT Auto Lease Corporation	Car rental business	Domestic	100.0
Kumho Rent-a-car Co., Ltd.	Car rental business	Vietnam	100.0
KT Rental Auto Care Corporation	Car rental business	Domestic	100.0
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0
T-ON Telecom	Trunk radio system business and data communication	Domestic	100.0
kt sports	Management of sports group	Domestic	100.0
KT Music Contents Fund No.1	Music contents investment business	Domestic	80.0
Consus Changwon Private Estate Investment Trust	Investment in real estate	Domestic	93.6
KT-Michigan Global Contents Fund	Content investment business	Domestic	81.3
Autopion co. ltd.	Service for information and communication	Domestic	100.0
GreenPoint Co., Ltd. [3]	Car sharing business	Domestic	49.0
K-REALTY CR-REIT IV	Investment in real estate	Domestic	100.0
K-REALTY REIT V	Investment in real estate	Domestic	100.0
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0
KT Belgium	Foreign investment business	Belgium	100.0
KT ORS Belgium	Foreign investment business	Belgium	100.0
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0

Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0
Super iMax	Wireless high speed internet business	Uzbekistan	100.0
East Telecom	Fixed line telecommunication business	Uzbekistan	91.0
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries
[2]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.
[3]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

Changes in scope of consolidation in 2013 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Domestic	T-ON Telecom.	Acquisition of ownership interest
		KT Rental Auto Care Corporation	Newly established through spin-off
		kt sports	Newly incorporated
		KT Music Contents Fund No.1	Newly incorporated
		Consus Changwon Private Estate Investment Trust	Newly incorporated
		KT-Michigan Global Contents Fund	Newly incorporated
		Autopion co. ltd.	Newly incorporated
		GreenPoint Co., Ltd.	Acquisition of ownership interest
		K-REALTY CR-REIT IV	Newly incorporated
		K-REALTY REIT V	Newly incorporated
	Rwanda	olleh Rwanda Networks Ltd.	Newly incorporated
	Belgium	KT Belgium	Newly incorporated
		KT ORS Belgium	Newly incorporated
Excluded	Domestic	U payment Co., Ltd.	Disposal of ownership interest
		Kumho Rent-a-car Co., Ltd.	Liquidation
		Revlix	Liquidation
		KMP Holdings Co., Ltd.	Merged
		KT Tech Inc.	Liquidation
		KT Innotz Inc.	Merged

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013
	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	167,131	￦	44,012	￦	112,742	￦	5,453
KT E&S (formerly KT Networks Corporation)		299,844		222,955		572,593		21,671
KT Linkus Co., Ltd.		70,562		62,993		102,611		1,920
KT Submarine Co., Ltd.		115,781		27,449		82,640		6,146
KT Telecop Co., Ltd.		192,126		138,357		238,035		3,840
KT Hitel Co., Ltd. [1]		293,665		102,644		579,987		3,551
KT Capital Co., Ltd. [1]		5,462,028		4,759,100		3,305,634		129,354
H&C Network [1]		257,390		110,126		222,122		18,870
Sidus FNH Corporation		9,481		2,549		5,644		(387)
Nasmedia, Inc.		97,140		40,943		24,754		5,615
Sofnics, Inc.		1,431		267		841		(178)
KTDS Co., Ltd.		189,983		125,172		573,398		18,245
KT M Hows Co., Ltd.		25,845		14,341		48,045		1,739
KT M&S Co., Ltd.		281,011		223,089		883,971		22,614
KT Music Corporation [1]		82,997		48,289		50,828		(5,088)
KT Skylife Co., Ltd. [1]		684,651		283,068		627,415		72,724
KT Estate Inc. [1]		1,434,685		109,634		252,878		22,692
NEXR Co., Ltd.		2,814		4,451		4,341		(1,965)
KTSB Dataservice		28,001		321		1,433		(4,802)
KT Cloudware Corporation		15,995		1,128		4,445		(2,913)
Centios Co., Ltd [1]		27,873		9,793		1,060		(5,097)
Enswers Inc. [1]		8,722		20,148		5,883		(4,990)
KT OIC Korea Co., Ltd.		3,626		512		1,951		(448)
Ustream Inc.		2,677		1,050		2,830		(2,363)
KT Innoedu Co., Ltd.		12,618		8,450		21,567		(1,020)
KT Rental [1]		2,188,271		1,896,259		885,294		32,400
KT Media Hub Co., Ltd.		184,702		81,578		304,690		21,146
KT Sat Co., Ltd.		492,965		35,237		146,088		56,859
Best Partners Co., Ltd.		882		116		265		(681)
T-ON Telecom [2]		3,347		2,298		1,042		(2,358)
kt sports		15,672		6,750		21,735		(970)
KT Music Contents Fund No.1		10,529		185		72		(157)
KT-Michigan Global Contents Fund		6,227		—		26		(173)
Autopion co. ltd.		5,314		3,314		—		—
Korea Telecom Japan Co., Ltd.		17,752		14,204		22,138		30
Korea Telecom China Co., Ltd.		1,178		367		1,338		(1,108)
KT Dutch B.V. [1]		46,347		14,684		21,892		(4,131)
Korea Telecom America, Inc.		5,773		1,825		13,881		32
PT. KT Indonesia		30		—		—		1
Olleh Rwanda Networks Ltd.		226,776		217,132		—		(943)
KT Belguium		38,033		—		—		(11)
KT ORS Belgium		95		—		—		—

(in millions of Korean won)	2012
	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	175,862	￦	55,613	￦	124,936	￦	12,527
KT E&S (formerly KT Networks Corporation)		258,430		201,076		500,555		4,644
KT Linkus Co., Ltd.		68,260		62,686		81,564		2,302
KT Submarine Co., Ltd.		109,787		25,037		68,900		7,953
KT Telecop Co., Ltd.		180,870		130,719		296,180		2,642
KT Hitel Co.,Ltd. [1]		249,231		79,511		443,431		(8,902)
KT Tech, Inc.		13,190		42,562		175,861		2,731
KT Capital Co., Ltd. [1]		5,058,883		4,519,485		3,348,952		98,353
H&C Network [1]		244,031		119,086		199,143		8,713
Sidus FNH Corporation		9,534		1,921		2,066		209
Nasmedia, Inc.		90,675		47,053		23,463		6,445
Sofnics, Inc.		1,564		207		782		(279)
KTDS Co., Ltd.		171,546		115,994		570,703		17,155
KT M Hows Co., Ltd.		26,498		16,511		28,874		1,933
KT M&S Co., Ltd.		257,809		224,430		1,009,331		(78,241)
KT Music Corporation [1]		73,050		33,086		31,393		(2,124)
KT Innotz Inc.		3,012		344		2,609		(1,411)
KT Skylife Co., Ltd. [1]		641,564		292,649		574,829		55,546
KT Estate Inc. [1]		1,460,511		145,885		24,861		3,124
NEXR Co., Ltd.		2,305		1,964		2,651		(1,787)
KTSB Dataservice		32,733		265		439		(4,383)
KT Cloudware Corporation [1]		21,345		2,321		3,878		(5,397)
Centios Co., Ltd [1]		32,848		9,259		171		(3,163)
Enswers Inc. [1]		13,966		18,330		4,896		(3,010)
KT OIC Korea Co., Ltd.		3,968		406		325		(1,569)
Ustream Inc.		3,171		858		321		(2,683)
KT Innoedu Co., Ltd. [2]		10,561		5,218		10,522		308
KT Rental [1,2]		1,694,021		1,426,484		368,228		11,072
KT Media Hub Co., Ltd. [2]		95,703		13,679		14,381		2,237
KT Sat Co., Ltd. [2]		417,886		16,269		10,310		1,739
Best Partners Co., Ltd. [2]		1,526		79		15		(57)
Korea Telecom Japan Co., Ltd.		8,284		3,955		14,458		(324)
Korea Telecom China Co., Ltd.		1,895		38		1,863		(675)
KT Dutch B.V. [1]		47,277		14,748		12,086		(9,837)
Korea Telecom America, Inc.		5,850		1,904		13,392		(31)
PT. KT Indonesia		38		—		—		(6)

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2013 and 2012. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(2)	New standards and amendments adopted by the Group

The Group newly applied the following amended and enacted standards for the annual period beginning on January 1, 2013:

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

The amendment requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently. The Group applies the amendment retroactively and there is no impact of the application of this amendment on its total comprehensive income or loss.

•	Amendment to Korean IFRS 1019, Employee Benefits

The amendment requires entities to immediately recognize all actuarial gains and losses incurred in other comprehensive income or loss. All past service costs incurred are immediately recognized in accordance with the change of the plan, and the previous separate calculation of the interest cost and the expected returns on plan assets has been revised to calculate net interest expense (income) by applying the discount rate used in the defined benefit obligation measurement in the net defined benefit liabilities (assets). The Group applies the amendment retroactively and the comparative consolidated statement of income and consolidated statement of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

As a result of the retrospective application of changes in these accounting policies, operating expense for the year ended December 31, 2012, increased by \14,537 million. Consequently, earnings per share for the year ended December 31, 2012, decreased by \60 and other comprehensive income for the year ended December 31, 2012, increased by \11,028 million.

•	Korean IFRS 1110, Consolidated Financial Statements

Korean IFRS 1110, Consolidated Financial Statements, introduces a single control concept and provides a specific guidance for the control.

As a result of reviewing changes in scope of consolidation from the adoption of Korean IFRS 1110, the Company decided to consolidate KT Submarine Co., Ltd. by virtue of de-facto control because the Company is able to exercise the majority voting rights in its decision-making process considering historical voting pattern at the shareholders’ meeting, although the Company has 36.9% of ownership (39.34% considering treasury stocks). KT Submarine Co., Ltd. was classified as an associate in accordance with the previous standard and accounted for using equity method. Accordingly, the comparative consolidated financial statements were retrospectively adjusted and restated as if the Company obtained control over the entity from initial acquisition of its interest.

As a result of retrospective application of the impact of this change in scope of consolidation, current and non-current assets increased by \ 34,652 million and \ 75,135 million, as well as current, non-current liabilities and non-controlling interests increased by \ 19,542 million, \ 5,495 million and \ 55,722 million, respectively, as of December 31, 2012. Operating revenue and expenses increased by \ 68,900 million and \ 59,024 million, respectively, and profit before tax and profit for the period also increased by \ 9,812 million and \ 7,952 million, respectively, for the year ended December 31, 2012. These changes do not have an impact on earnings per share attributable to the equity holders of the Company for the year ended December 31, 2012. In addition, cash flows from operating activities increased by \ 4,844 million and cash flows from investing activities and financing activities decreased by \ 6,798 million and \ 12,077 million, respectively, for the year ended December 31, 2012.

•	Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, reflects the substance of joint arrangements and focuses on the rights and obligations of the parties to the joint arrangements rather than on the legal forms of the arrangements. Joint arrangements are classified into joint operations or joint ventures. The adoption of this standard does not have an impact on the consolidated financial statements.

•	Korean IFRS 1112, Disclosures of Interests in Other Entities

Korean IFRS 1112, Disclosure of Interests in Other Entities, provides disclosure requirements for all types of equity investments in other entities including subsidiaries, associates, joint ventures and unconsolidated structured entities.

•	Korean IFRS 1113, Fair Value Measurement

Korean IFRS 1113, Fair Value Measurement, provides a precise definition of fair value, and a single source of fair value measurement and disclosure requirements for use across K-IFRS. The Group has applied this standard prospectively according to the transitional provisions of K-IFRS 1113 and there is no material impact of the application of this standard on the consolidated financial statements.

(3)	New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2013, and not early adopted by the Group are as follows:

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements

Amendment to Korean IFRS 1110, Consolidated Financial Statements, provides that, if a parent company qualifies as an investment entity, it is required to measure its investments in subsidiaries at fair value through profit and loss instead of consolidating these subsidiaries in its consolidated financial statements. The amendment does not apply for a parent of an investment entity if the parent itself is not an investment entity. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1032, Financial Instruments: Presentation

Amendment to Korean IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Group is assessing the impact of application of this amendment on its consolidated financial statements.

•	Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this amendment on its consolidated financial statements.

•	Enactment of IFRIC interpretations 2121, Levies

IFRIC interpretations 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group expects that the application of this interpretation would not have a material impact on its consolidated financial statements.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110, Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has control. The Company controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Company obtains control of a subsidiary and ceases when the Company loses control of the subsidiary.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Group subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2)	Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3)	Disposal of subsidiaries

If the Group loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured at its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(5)	Jointly controlled entities

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

2.6	Financial Assets

(1)	Classification and measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

For hybrid (combined) instruments, the Group is unable to measure an embedded derivative separately from its host contract and therefore, the entire hybrid (combined) contract is classified as at fair value through profit or loss. The financial assets designated as at fair value through profit or loss by the Group are foreign convertible bonds and securitized derivatives.

Regular purchases and sales of financial assets are recognized on the trade date. At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The objective evidence that a financial asset is impaired includes significant financial difficulty of the issuer or obligor; a delinquency in interest or principal payments over three months; or the disappearance of an active market for that financial asset because of financial difficulties. A decline in the fair value of an available-for-sale equity instrument by more than 30% from its cost or a prolonged decline below its cost for more than six months is also objective evidence of impairment.

(3)	Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Group has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position (Note 16).

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘finance income (expenses)’ according to the nature of transactions.

The Group applies cash flow hedge accounting for hedging price changes risks on forecast purchases of inventories. The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in ‘other non-operating income (expenses)’. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are included in the initial measurement of the cost of non-financial assets as hedging transactions and recognized as ‘cost of sales’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘other non-operating income (expenses)’.

The Group applies fair value hedge accounting for hedging fixed interest risks on borrowings. The effective portion of changes in fair value of derivatives that are designated and qualify as fair value hedges is recognized as ’finance cost’, and the ineffective portion is recognized as ‘other non-operating income (expenses)’. However, changes in the fair value of the hedged items attributable to hedged risk are recognized as ‘finance cost’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment is stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years

Structures	5 – 40 years

Machinery and equipment (Telecommunications equipment and others)	3 – 40 years

Others

Vehicles	4 – 6 years

Tools	4 – 6 years

Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(4)	Goodwill

Goodwill is measured as explained in Note 2.2 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units (“CGU”), that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(5)	Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of assets over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group.

The useful life of an asset with indefinite useful life is reviewed each period to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate. The depreciation method and useful life of an asset with definite useful life are reviewed at the end of each reporting period.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 - 6 years

Goodwill	Unlimited useful life

Software	2 - 10 years

Industrial property rights	2 - 10 years

Frequency usage rights	5.75 - 15 years

Others [1]	3 - 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

(6)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured

Other development expenditures that do not meet these criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs, which are stated as intangible assets, are amortized using the straight-line method when the assets are available for use and are tested for impairment.

2.13	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.14	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of other non-operating income for the period in which the related expenses for the purpose of the government grants are incurred.

2.15	Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.18	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.19	Employee Benefits

(3)	Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.20	Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

When the options are exercised, the Group issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.21	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.22	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.23	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(7)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(8)	Sales of goods

The Group sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(9)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(10)	Commission fees

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(11)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(12)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(13)	Customer loyalty program

The Group operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed and the reward points expire 12 months after the initial sale.

2.24	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.25	Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the amortizations of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.26	Non-current Assets Held for Sale and Discontinued Operations

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

When a component of the Company representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Company discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements (Note 38).

2.27	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2013 financial statements of the Company was approved by the Board of Directors on January 27, 2014, which is subject to change with approval at the annual shareholder’s meeting.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Estimated Impairment of Goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

Depreciation on the property and equipment excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

Disclaimer:

Please be informed that the above notes to KT consolidated financial statements may differ in quantity and contents with the Annual General Shareholders’ Meeting Notice disclosed in Korean language, which is prepared according to the Korean Commercial Code, from other disclosures under different jurisdictions.

Agenda No. 2

Election of Directors

Pursuant to Article 25(Election of the Representative Director and Directors), Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 32nd Annual General Meeting of Shareholders, two Inside Directors and five Outside Directors shall be elected. Mr. Chang-Gyu Hwang, the CEO and President of KT nominated two Inside Director Candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended five Outside Director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 2-1, Inside Director Candidate> Mr. Hoon Han

¨	Date of birth: March 23, 1958

¨	Person nominating said candidate:	CEO and President (with the consent of Board of Directors)

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years:	None

¨	Term of office: March 21, 2014 to the 33rd Annual General Meeting of Shareholders (one year)

¨	Present occupation: Head of Corporate Planning Group, KT

¨	Education

¡	1996	Ph.D., Engineering Economic Systems, Stanford University

¡	1982	M.A., Industrial Engineering, KAIST

¡	1980	B.A., Industrial Engineering, Seoul National University

¨	Professional associations

¡	2012 – 2014	Chairman of the board, SPACEN

¡	2012	Business Advisor, Seoul Techno Holdings, Inc.

¡	2011	Business Advisor, KT Networks

¡	2009 – 2011	President, KT Networks

¡	2009	Head of Home Customer Strategy BU, KT Home Business Group

¡	2006 – 2009	Head of KT Strategy & Planning Office

¡	2003 – 2006	Head of KTF Strategic Planning Group

<Agenda Item No. 2-2, Inside Director Candidate> Mr. Heon Moon Lim

¨	Date of birth: November 15, 1960

¨	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 33rd Annual General Meeting of Shareholders (one year)

¨	Present occupation: Head of Customer Business Group, KT

¨	Education

¡	1998	Ph.D., Business Administration, Seoul National University

¡	1986	M.A., Business Administration, Seoul National University

¡	1984	B.A., Business Administration, Yonsei University

¨	Professional associations

¡	2013 – 2014	Professor, Department of Economics and Management, Chungnam National University

¡	2012 – 2013	Chief operating officer of KT Telecom & Convergence Group

¡	2012	Chief operating officer of Home Customer Strategy BU, KT Home Business Group

¡	2010 – 2012	Head of Home Customer Strategy BU, KT Home Business Group

¡	2010	Head of Home Integrated Marketing Communication BU, KT Home Business Group

<Agenda Item No. 2-3, Outside Director Candidate> Mr. Jong-Gu Kim

¨	Date of birth: July 7, 1941

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 35th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Corporation lawyer of New Dimension Law Group

¨	Education

¡	2001	Ph.D.in Law, College of Law, Dongguk University

¡	1998	M.A. of Law, College of Law, Seoul National University

¡	1963	B.A. of Law, College of Law, Seoul National University

¨	Professional associations

¡	1997 – 1998	The 46th Minister of Ministry of Justice

¡	1995 – 1997	Director of the Seoul High Prosecutors’ Office

¡	1994 – 1995	The 35th Vice-Minister of Ministry of Justice

<Agenda Item No. 2-4, Outside Director Candidate> Mr. Dae-Geun Park

¨	Date of birth: March 15, 1958

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 35th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Dean of the College of Economics and Finance, Hanyang University

¨	Education

¡	1989	Ph.D., Economics, Harvard University

¡	1983	M.S, Operations Strategy and Management Science, KAIST

¡	1981	B.A., Economics, Seoul National University

¨	Professional associations

¡	2014 – Present Co-Team Leader, Financial Services Bureau TF, Financial Services Commission

¡	2013 – Present Chairman, Financial Development Council, Financial Services Commission

¡	2012 – Present Consultant Committee of Fund Management, Korea Securities Depository

¡	2009 – 2013 Committee Member, Korea Finance Corporations

<Agenda Item No. 2-5, Outside Director Candidate> Mr. Chu-Hwan Yim

¨	Date of birth: Feb 9, 1949

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 34th Annual General Meeting of Shareholders (two years)

¨	Present occupation: Guest Professor of Department of Electronics and Information Engineering, Korea University

¨	Education

¡	1984	Dr. Eng., Technical University of Braunschweig, Germany, Major on Telecommunications System

¡	1979	M.S., College of Engineering, Seoul National University

¡	1972	B.S., College of Engineering, Seoul National University, Major on Industry Education (Electronics)

¨	Professional associations

¡	2013 – Present Member of Presidential Advisory Council on Science & Technology

¡	2013 – Present Chairman of ITU Plenipotentiary 2014

¡	2007 – 2010	President of KLabs

<Agenda Item No. 2-6, Outside Director Candidate> Mr. Pil Hwa Yoo

¨	Date of birth: January 13, 1954

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 33rd Annual General Meeting of Shareholders (one year)

¨	Present occupation: Dean of Sung Kyun Kwan Graduate School of Business, Sung Kyun Kwan University

¨	Education

¡	1986	Ph.D., Business Administration, Harvard University

¡	1981	M.A., Business Administration, Northwestern University

¡	1979	B.A., Business Administration, Seoul National University

¨	Professional associations

¡	1987 – Present Professor, Sung Kyun Kwan School of Business

¡	2012 – 2013	Standing Director, The Korean-Japanese Economics & Management Association

¡	2005 – 2006	Vice-Chairman, Korean Academic Society of Business Administration

<Agenda Item No. 2-7, Outside Director Candidate> Mr. Suk-Gwon Chang

¨	Date of birth: February 21, 1956

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 33rd Annual General Meeting of Shareholders (one year)

¨	Present occupation: Professor of MIS and Telecommunications, School of Business Hanyang University

¨	Education

¡	1984	Ph.D., Management Science, Korea Advanced Institute of Science and Technology (KAIST)

¡	1981	M.S., Industrial Engineering, Korea Advanced Institute of Science and Technology (KAIST)

¡	1979	B.S., Industrial Engineering, Seoul National University

¨	Professional associations

¡	2014 – Present President, The Korean Operations Research and Management Science Society (KORMS)

¡	2011 – Present Director, Korea Internet & Security Agency (KISA)

¡	2010 – Present Advisory Committee Member, Communications Technology Advisory Group, Korea Communications Commission

¡	2010 – Present Chairman, Korea Association for Telecommunications Policies

ø Board of Directors after AGM

1) BOD Members

Before AGM	After AGM

¨ Inside Directors
Chang-Gyu Hwang, President & CEO	Chang-Gyu Hwang, President & CEO
Hyun Myung Pyo	Hoon Han
Heon Moon Lim
¨ Outside Directors
E. Han Kim*	Pil Hwa Yoo*
Choon Ho Lee	Suk-Gwon Chang
Keuk Je Sung	Keuk Je Sung*
Sang Kyun Cha*	Sang Kyun Cha*
Do Kyun Song	Do Kyun Song
Hyun Nak Lee*	Jong-Gu Kim*
Byong Won Bahk*	Dae-Geun Park
Chu-Hwan Yim

*	Members of Audit Committee

2) Biographies of Current Directors

E. Han Kim
Date of Birth	May 27, 1946
Current Position	Endowed Chair Professor and Director of Financial Research Center, University of Michigan
Percentage of BOD Meeting Attendance	100%
Professional History • Director of East Asia Management Development Center • Independent Director, POSCO

Choon Ho Lee
Date of Birth	July 22, 1945
Current Position	Chairman of Board of Directors, EBS
Percentage of BOD Meeting Attendance	100%
Professional History • Chairman of Board of Directors, EBS • Joint Representative, Korea Citizens’ Group Cooperation

Hyun Nak Lee
Date of Birth	November 4, 1941
Current Position	Chair-professor, Mass Communication and Journalism, Sejong University
Percentage of BOD Meeting Attendance	100%
Professional History • Outside Director of Samsung Securities Co. Ltd • Executive Director, Chief Editor of Donga Ilbo Daily

Byong Won Bahk
Date of Birth	September 24, 1952
Current Position	Chairman, Korea Federation of Banks
Percentage of BOD Meeting Attendance	100%

Professional History

•     Presidential secretary of Economic Affairs (Vice-Minister)

•     Chairman of Woori Finance Holdings & Chairman of Woori Bank Board of Directors

•     7th Vice Minister of Finance and Economy (Former Ministry of Strategy and Finance)

Keuk-Je Sung
Date of Birth	June 4, 1953
Current Position	Professor, Graduate School of International Studies, Kyung Hee University
Percentage of BOD Meeting Attendance	100%
Professional History • Professor, Graduate School of International Studies, Kyung Hee University • Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

Sang Kyun Cha
Date of Birth	February 19, 1958
Current Position	Professor, Department of Electrical and Computer Engineering, Seoul National University
Percentage of BOD Meeting Attendance	86%
Professional History • Director, Financial Management Committee, Seoul National University • Outside Director, SAP R&D Center Korea • Visiting Scholar, Computer Science, Stanford University

Do Kyun Song
Date of Birth	September 20, 1943
Current Position	Advisor to Bae, Kim & Lee LLC
Percentage of BOD Meeting Attendance	100%
Professional History • Vice-Chairman, Korea Communication Commission • Chair-professor, Department of Journalism and Broadcasting, Sookmyung Women’s University

*	Percentage of BOD Meeting attendance is calculated over 2013

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Inside Directors	Chang-Gyu Hwang	Jan. 2014	Jan. 2014	AGM 2017
	Hoon Han	Mar. 2014*	Mar. 2014*	AGM 2015
	Heon Moon Lim	Mar. 2014*	Mar. 2014*	AGM 2015
Outside Directors	Keuk-Je Sung	Mar. 2012	Mar. 2012	AGM 2015
	Pil Hwa Yoo	Mar. 2014*	Mar. 2014*	AGM 2015
	Suk-Gwon Chang	Mar. 2014*	Mar. 2014*	AGM 2015
	Sang Kyun Cha	Mar. 2012	Mar. 2013	AGM 2016
	Do Kyun Song	Mar. 2013	Mar. 2013	AGM 2016
	Chu-Hwan Yim	Mar. 2014*	Mar. 2014*	AGM 2016
	Jong-Gu Kim	Mar. 2014*	Mar. 2014*	AGM 2017
	Dae-Geun Park	Mar. 2014*	Mar. 2014*	AGM 2017

*	implies the date under the assumption of approval of election at the 32nd AGM.

Refers to directors who are new candidates for KT Board of Directors

Agenda Item No. 3

Election of member of Audit Committee

Pursuant to the Article 415-2(Audit Committee), Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, and Article 43(Audit Committee) of Articles of Incorporation of KT, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors. At this Annual General Meeting of Shareholders, three (3) members of the Audit Committee will be elected.

ø Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,314,109 shares) are not entitled to any voting rights exceeding the “3% limit”.

Biographies of the candidates are as follows:

<Agenda Item No. 3-1> Mr. Keuk Je Sung

¨	Reason for recommendation: Mr. Sung began his career as a policy researcher at the Korea Information Society Development Institute and has become a negotiation specialist. Mr. Sung served as a member of Board of Directors of KT for the past two years, offering his insights on KT’s telecommunication business. He is expected to provide his oversight ability as a member of audit committee.

¨	Date of birth: June 4, 1953

¨	Person nominating said candidate: Board of Directors

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 33th Annual General Meeting of Shareholders (one year)

¨	Present occupation: Professor, Graduate School of International Studies, Kyung Hee University

¨	Education

¡	1985	Ph.D., Economics, Northwestern University

¡	1976	B.A., Economics, Seoul National University

¨	Professional associations

¡	1995 – Present	Professor, Graduate School of International Studies, Kyung Hee University

¡	2001 – Present	Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

¡	2005 – 2006	Chairman, Korean Association of Negotiation Studies

¡	2004 – 2010	Dean, Graduate School of International Studies, Kyung Hee University

¡	2000	Senior Representative to WTO negotiations

¡	1991 – 1994	Representative to Uruguay Round negotiations

¡	1990 – 1991	Representative to Uruguay Round negotiations, Telecommunications negotiations

¡	1987 – 1991	Representative of Korea to US-Korea Telecommunications Round Table

¡	1985 – 1991	Research Analyst, Korea Information Society Development Institute

<Agenda Item No. 3-2> Mr. Jong-Gu Kim

¨	Reason for recommendation: Mr. Kim was the 46th Minister of Justice. Mr. Kim’s legal expertise is expected to provide insights and advices for KT’s strategy, as telecommunication industry in Korea is highly regulated.

¨	Date of birth: July 7, 1941

¨	Person nominating said candidate: Board of Directors

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 35th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Corporation lawyer of New Dimension Law Group

¨	Education

¡	2001	Ph.D.in Law, College of Law, Dongguk University

¡	1998	M.A. of Law, College of Law, Seoul National University

¡	1963	B.A. of Law, College of Law, Seoul National University

¨	Professional associations

¡	1997 – 1998	The 46th Minister of Ministry of Justice

¡	1995 – 1997	Director of the Seoul High Prosecutors’ Office

¡	1994 – 1995	The 35th Vice-Minister of Ministry of Justice

<Agenda Item No. 3-3> Mr. Pil Hwa Yoo

¨	Reason for recommendation: Mr. Yoo served as the chairman of audit committee for numerous listed companies in Korea. He is currently a board member of Kyobo Life Insurance and also has been a board member of Cheil Worldwide. Mr. Yoo, with his abundant experiences as a member of audit committee of many companies, is expected to contribute his insight for KT.

¨	Date of birth: January 13, 1954

¨	Person nominating said candidate: Board of Directors

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 21, 2014 to the 33rd Annual General Meeting of Shareholders (one year)

¨	Present occupation: Dean of Sung Kyun Kwan Graduate School of Business, Sung Kyun Kwan University

¨	Education

¡	1985	Ph.D., Economics, Northwestern University

¡	1976	B.A., Economics, Seoul National University

¨	Professional associations

¡	1987 – Present Professor, Sung Kyun Kwan School of Business

¡	2012 – 2013	Standing Director, The Korean-Japanese Economics & Management Association

¡	2005 – 2006	Vice-Chairman, Korean Academic Society of Business Administration

Agenda Item No. 4

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Outside Directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, provision for severance payment and allowance.

The Limit on Remuneration of Directors for 2014 proposed by the BOD is KRW 5.9 billion, which is KRW 0.6 billion less than last year.

Summary of total compensation for directors in 2013(E) is presented on page 9. The total payment to directors would be estimated 47% of limit on remuneration.